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                                                                     EXHIBIT 4.3

                                    AMENDED
                   CERTIFICATE OF DESIGNATIONS, PREFERENCES
                            AND RIGHTS OF SERIES G
                        8% CONVERTIBLE PREFERRED STOCK
                                      OF
                                ImaginOn, Inc.
                           (a Delaware corporation)

_______________________________________________________________________________

     ImaginOn, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware:

     DOES HEREBY CERTIFY:

     1. No shares of the Series G 8% Convertible Preferred Stock of ImaginOn, Inc. have been issued or are outstanding.

     2. The following resolution has been adopted by the board of directors of the Corporation in accordance with Section 151(g) of the Delaware General Corporation Law for the purpose of amending the Corporation's Certificate of Designations, Preferences and Rights of Series G 8% Convertible Preferred Stock. The resolution setting forth the proposed amendment is as follows:

          RESOLVED, that the Certificate of Designations, Preferences and Rights of Series G 8% Convertible Preferred Stock be amended by replacing Section 5(c)(i) of the Corporation's Certificate of Designations, Preferences and Rights of Series G 8% Convertible Preferred Stock with the following:

          (c)(i) The conversion price for each share of Preferred Stock in effect on any Conversion Date (the "Conversion Price") shall be
                                              ----------------
          determined as follows: (A) from the Original Issue Date until a date which is the six month anniversary of the Original Issue Date, the Conversion Price shall equal the lower of (x) $1.125, or (y) 150% of the Market Price on the Original Issue Date (the "Initial Conversion
                                                            ------------------
          Price"), and (B) on the six month anniversary of the Original Issue
          -----
          Date, and on each such subsequent six month anniversary for so long as the Preferred Stock is outstanding, the Conversion Price shall be adjusted to the Conversion Market Price on such date, if that would result in a lower Conversion Price (the "Adjusted Conversion Price");
                                                   -------------------------
          provided, however, that in no event shall the Adjusted Conversion Price be less than $0.25. The "Conversion Market Price" shall be
                                          -----------------------
          defined as the average of the closing bid prices of the Common Stock over the twenty (20) consecutive Trading Days immediately preceding the date of the calculation. Notwithstanding the foregoing, in the event the Company is obligated to pay damages pursuant to Section 2(c)(i) of the Registration Rights Agreement and fails to pay any such amount within five (5) days of its due date, the Conversion Price shall immediately and automatically be
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          adjusted to $0.25; provided, however, that if the Conversion Price is so reduced as a result of this provision because of a failure to timely pay such damages and the shares are not converted by the Investors prior to the sale by the Investors of such shares of Preferred Stock to a third person, upon such sale and transfer the Conversion Price will revert to the lower of $1.125 or 150% of the Market Price on the Closing Date or to the Adjusted Conversion Price as determined on each subsequent six month anniversary.

     IN WITNESS WHEREOF, ImaginOn, Inc. has caused this certificate to be signed by its duly authorized officer this the 16/th/ Day of August, 2000.


                                    ImaginOn, Inc.


                                    /s/ David Schwartz
                                    ---------------------------------------
                                    David Schwartz, Chief Executive Officer